EXHIBIT 99.1

Press Release Including 2007 Outlook

THIRD QUARTER 2007 Report to shareholders for the period ended September 30, 2007

Suncor Energy reports strong financial results for third quarter

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2007 third quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded third quarter 2007 earnings of $588 million ($1.27 per common share) excluding the impact of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt and project start-up costs, compared to $691 million ($1.50 per common share) in the third quarter of 2006. Net earnings for the third quarter of 2007 were $677 million ($1.47 per common share), compared to $682 million ($1.48 per common share) in the third quarter of 2006. Cash flow from operations was $1.027 billion in the third quarter of 2007, compared to $1.153 billion in the third quarter of 2006.

The decrease in net earnings was primarily due to a reduction in oil sands sales volumes and increased downstream refined product purchases; both the result of planned maintenance outages. Sales were down in oil sands due to a planned maintenance outage in July that impacted production rates,

002	Suncor Energy Inc.
2007 Third Quarter

while refined product purchases were increased to ensure customer requirements were met during a planned outage at the Sarnia refinery in September. These negative impacts were partially offset by higher price realizations for oil sands products. Cash flow from operations was lower partially due to the same factors that impacted net earnings, as well as an increase in cash income tax expenses in the third quarter of 2007, compared to the third quarter of 2006.

“If you back out the impact of the maintenance work, you’ll see that from an operational perspective, both our oil sands operation and our downstream businesses had a good quarter,” said Rick George, president and chief executive officer. “Production at oil sands and utilization rates in the downstream were fairly strong.”

Earnings for the first nine months of 2007 were $1.640 billion ($3.56 per common share) excluding the impacts of income tax rate revaluations, net insurance proceeds (relating to the January 2005 fire), unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, and project start-up costs, compared to $1.972 billion ($4.30 per common share) in the same period for 2006. Net earnings for the first nine months of 2007 were $1.869 billion ($4.06 per common share), compared to $2.613 billion ($5.69 per common share) for the same period in 2006. Earnings decreased as a result of increased maintenance and lower production at oil sands during the first nine months of 2007, compared to the same period in 2006.

Cash flow from operations for the first nine months of 2007 was $2.701 billion, compared to $3.787 billion in the first nine months of 2006. Cash flow from operations was lower partially due to the same factors that impacted net earnings, as well as an increase in cash income tax expenses in the first nine months of 2007 compared to the first nine months of 2006.

Suncor’s total upstream production averaged 274,300 barrels of oil equivalent (boe) per day in the third quarter of 2007, compared to 277,400 boe per day in the third quarter of 2006. Oil sands production contributed 239,100 barrels per day (bpd) in the third quarter of 2007, compared to 242,800 bpd in the third quarter of 2006. In Suncor’s natural gas business, production was 211 million cubic feet equivalent (mmcfe) per day, compared to third quarter 2006 production of 208 mmcfe per day.

Oil sands cash operating costs in the third quarter of 2007 averaged $25.10 per barrel, compared to $23.70 per barrel during the third quarter of 2006. The increase in cash operating costs per barrel was primarily due to higher maintenance costs and slightly lower production resulting from the July outage.

“At oil sands we saw major improvements during the latter half of the quarter. We used the outage to tie-in new operating units and we saw production rates climb considerably after start-up,” said George. “It’s a good indicator that we can expect a strong fourth quarter and that we’ll have a great start to 2008.”

The tie-ins completed are key to increasing production capacity to 350,000 bpd in 2008.

Despite the gains in the third quarter, unscheduled outages throughout the year have impacted year-to-date results at oil sands. As a result, management has changed its outlook, targeting an annual production average of 240,000 bpd to 245,000 bpd and cash operating cost of $26.50 to $27.00 per barrel.

“This remains a complex business with many day-to-day challenges and uncertainties,” said George. “We must increase our focus on achieving operational excellence.”

This includes making progress to address issues at Suncor’s Firebag in-situ operation where high emissions have resulted in intervention by both Alberta Environment and the Alberta Energy and Utilities Board. Until emissions are reduced, production at Suncor’s in-situ operation has been capped by regulators at approximately 42,000 barrels of bitumen per day. Suncor’s revised outlook reflects this constraint.

“We’re taking a number of steps to address regulator concerns including accelerating the construction of emission abatement equipment,” said George. “At the same time we’re also examining ways to increase bitumen supply from our mining operations to help offset supply restraints at Firebag.”

In Suncor’s downstream operations, work continues on modifications to the Sarnia refinery that are expected to enable the facility to process up to 40,000 bpd of oil sands sour crude. A partial outage to tie-in new facilities, which began in early September, is expected to be completed in the fourth quarter of 2007.

Planned maintenance at portions of the Commerce City refinery is also underway, and is expected to conclude by the end of October. The refinery is expected to operate at reduced rates during the outage.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	003
2007 Third Quarter

“We must increase our focus on achieving operational excellence.”

Rick George, president and chief executive officer

Outlook

Suncor’s outlook provides management’s targets for 2007 in certain key areas of the company’s business. Outlook forecasts are subject to change.

	Nine months ended	2007 Full
	September 30, 2007	Year Outlook
Oil Sands
Production (bpd) (1)	229 800	240 000 to 245 000
Diesel	11%	10%
Sweet	44%	42%
Sour	42%	43%
Bitumen	3%	5%
Realization on crude sales basket (2)	WTI @ Cushing less Cdn$2.10 per barrel	WTI @ Cushing less Cdn$2.75 to $3.75 per barrel
Cash operating costs (3)	$27.75 per barrel	$26.50 to $27.00 per barrel
Natural Gas
Production (mmcf equivalent per day) (4)	210	215 to 220

1)      The 2007 oil sands production outlook has been revised from the original target of 260,000 bpd to 270,000 bpd. The revised target is based on a production goal of 275,000 bpd to 285,000 bpd for the fourth quarter of 2007. The 2007 oil sands production target includes non-upgraded bitumen sold directly to the market. In 2006, the production target referred only to synthetic crude oil production.

2)      The 2007 realization on crude sales basket outlook was revised from the original target of WTI @ Cushing less Cdn$7.50 to $8.50 per barrel.

3)      The 2007 cash operating cost outlook was revised from the original target of $21.50 to $22.50 per barrel. The revised target is based on a cash operating cost goal of $23.50 to $24.50 per barrel in the fourth quarter of 2007. Cash operating cost estimates are based on the following assumptions: i) annual average production of 240,000 bpd to 245,000 bpd; ii) a production mix as described in the chart above; and iii) a natural gas price of US$7.00 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” on page 13 of Suncor’s third quarter 2007 Report to Shareholders.

4)      The 2007 production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas.

Factors that could potentially impact Suncor’s financial performance include:

•        Alberta provincial royalty review. The specific impacts of proposed changes to the Alberta royalty legislation are not yet known, however, it is expected that royalties as a percentage of revenues will increase.

•        Regulatory intervention at the Firebag in-situ operation. Additional maintenance and capital costs will be incurred to construct and commission emission abatement equipment.

•        Crude oil hedges. Suncor has hedging agreements for 60,000 bpd in 2007 and 10,000 bpd in 2008. These costless collar hedges have an average floor of approximately US$51.64 per barrel in 2007 while allowing participation in higher crude oil prices with an average ceiling of approximately US$101.06 per barrel in 2008.

Information on risks, uncertainties and other factors that could affect these plans is included in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.

Inquiries John Rogers (403) 269-8670